Seward & Kissel LLP
901 K Street, N.W.
Suite 800
Washington, D.C.  20001
Telephone:  (202) 737-8833
Facsimile:  (202) 737-5184
www.sewkis.com

March 9, 2017
VIA EDGAR CORRESPONDENCE

Mr. Sonny Oh
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AB Bond Fund, Inc.
Post-Effective Amendment No. 156

Dear Mr. Oh:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the above-referenced post-effective amendment to the registration statement filed on December 29, 2016, on Form N-1A for Advisor Class shares of the AB Performance Fee Series – International Bond Portfolio (the "Fund"), a series of AB Bond Fund, Inc. ("Registrant"). You provided the Staff's comments to me by telephone on February 10, 2016.

The Staff's comments and our responses thereto are discussed below.  The changes referenced in the responses will be reflected in a Rule 485(b) post-effective amendment ("PEA") to the registration statement of the Registrant filed prior to the effective date of the PEA filed on December 29, 2016.

FACING SHEET

Comment 1:
Please ensure that the facing sheet of Registrant's next post-effective amendment includes the following: (1) the approximate date of the proposed public offering and (2) the title of the securities being registered and appropriate related disclosure.

Response:
The facing sheet of Registrant's next post-effective amendment will include the approximate date of the proposed public offering. Registrant notes that the facing sheet states the class of shares being registered (Advisor Class shares).

Comment 2:	Include ticker symbol on the cover page of the Prospectus.

Response:	The ticker symbol will be included on the cover page of the final Prospectus, which will be included in the Rule 497 filing.

PROSPECTUS

Summary Information

Comment 3:	The missing data in the fund operating expenses table of the Fund summary must be completed and submitted to the Staff for review prior to the effective date of the post-effective amendment.

Response:	Completed fee and expense data has been submitted to the Staff for review and will be reflected in a Rule 485(b) filing made prior to the effective date of the post-effective amendment.

Comment 4a:	Confirm that the base fee cited in footnote (a) to the operating expenses table appears as the management fee in the operating expenses table.

Response:	Registrant confirms that the base fee cited in footnote (a) appears as the management fee in the operating expenses table.

Comment 4b:	Cite the performance benchmark for the Fund in footnote (a) to the operating expenses table.

Response:	This information has been added to the Prospectus in response to this comment.

Comment 4c:
Delete the second paragraph of footnote (a) to the operating expenses table, which references the minimum advisory fee and management fees paid during the "Performance Period."  This information is not necessary for the Fund Summary and appears later in the Prospectus.

Response:	This information has been removed from the Prospectus in response to this comment.

Comment 4d:	Explain supplementally why the initial "Performance Period" is for 19 months and then reduced to a 12-month period.

Response:	The initial period is through the end of 2018, so that subsequent Performance Periods will each be a calendar year.

Comment 5a:	Regarding footnote (c) to the operating expenses table, confirm supplementally that the expense limitation agreement may be terminated only by the Fund board.

Response:	Registrant confirms that the expense limitation agreement for the Fund may be terminated prior to its expiration only by the Fund's board.

Comment 5b:
The disclosure in footnote (c) to the operating expenses table indicates that any fees waived and expenses borne by the Adviser may be reimbursed by the Fund until the end of the third fiscal year after the fiscal period in which the fee was waived or the expense was borne, subject to certain limitations.  The Staff's position is that it would not be appropriate for the Fund's operating expenses table to show total annual operating expenses net of waived fees where the recoupment does not occur within three years of the specific waiver.  Furthermore, Registrant would need to explain, based on an analysis under Statement of Financial Accounting Standards No. 5/Accounting Standards Codification subtopic 450-20 ("FAS 5"), whether potential reimbursements beyond three years under the fee waiver agreement would need to be disclosed as a current liability of the Fund.

Response:
Registrant notes that Instruction 3(e) to Item 3 of Form N-1A, which addresses the requirements for reflecting expense reimbursement/fee waiver arrangements in the fee table, indicates that the table may reflect the amount of the expense reimbursement or fee waiver, and the fund's net expenses after subtracting the fee reimbursement or expense waiver from total fund operating expenses, provided the expense reimbursement/fee waiver agreement is effective for a period of no less than one year from the effective date of the fund's registration statement.  This requirement is supplemented by the Staff's response to Question 6 of the Q&A Letter on Form N-1A, dated October 2, 1998, which requires the expense limitation/fee waiver arrangement to be contractual.  These requirements for reflecting a fund's net expenses are not conditioned, however, on the duration of any recoupment provision of the expense reimbursement/fee waiver agreement.

The Staff's position appears to be that a fund should record a liability for any recoupment obligation in an expense reimbursement/fee waiver agreement extending beyond three years from the date of waiver or reimbursement by the Adviser, with any such liability offsetting the waived/reimbursed amount that would otherwise be reflected in that line of the Fee Table. Registrant is not aware of any accounting standard or other applicable guidance concerning recording a liability that is based on the specific duration of the recoupment obligation, as the Staff's position suggests.  According to FASB ASC 946-20-25-4, a liability for recoupable expenses should be recognized if, and to the extent that, the expense limitation agreement's established terms for repayment of the recoupable expenses to the adviser by the fund and the attendant circumstances meet the following criteria:

1.
the reimbursement obligation (a) embodies a present duty or responsibility to one or more other entities that entails settlement by probable future transfer or use of assets at a specified or determinable date, on occurrence of a specified event, or on demand, (b) the duty or responsibility obligates a particular entity, leaving it little or no discretion to avoid the future sacrifice, and (c) the transaction or other event obligating the entity has already happened (see FASB Statement of Financial Accounting Concepts No. 6); and

2.	the reimbursement obligation is probable of occurring and the amount of the obligation can reasonably be estimated (see FAS 5).

Registrant believes that the Fund's contingent obligation to the Adviser under the expense limitation/fee waiver agreement to reimburse the Adviser for any amount the Adviser has reimbursed/waived during the period of three years beginning from the end of the fiscal year in which such amount was waived/reimburse (such period, "recoupment period" and such amounts, "recoupable expenses") does not meet the requirements set forth above.

Registrant notes that the recoupment period is limited and not for a period substantially greater than that necessary for the Fund to demonstrate its economic viability (see FASB ASC 946-20-25-4).  Registrant also notes that the recoupment period is three years measured on a fiscal year basis, which is appropriate given that the fee table is based on a fiscal year period.

The Fund's obligation to reimburse recoupable expenses to the Adviser is conditioned upon when the Fund's expenses fall below the percentage limitation reflected in the expense limitation agreement.  This, in turn, is tied to when the Fund gathers sufficient assets to make the expense limitation inapplicable.  Currently, there are no assets in the Fund such that the event obligating the Fund to reimburse the Adviser for recoupable expenses has occurred, and there are no commitments for investments in the Fund at this time supporting a determination that the specified asset level for the reimbursement is probable.

Furthermore, given the level of the expense cap on "Total Other Expenses" and the projected rate of growth of assets for the Fund, the Adviser does not expect the expenses of the Fund to decline below the cap at any time during the recoupment period and therefore does not believe that recoupment is probable.

In addition, the amount of any potential reimbursement by the Fund cannot reasonably be estimated.  This factor is also based on inputs that cannot be determined at this time, such as the Fund's asset levels, amounts waived/reimbursed by the Adviser previously, and other factors.

For these reasons, Registrant believes the Fund should not record a liability for its recoupment obligation under the expense limitation agreement.

Comment 5c:
Delete the second paragraph of footnote (c) to the operating expenses table, which references a daily fee limitation. This information is not necessary for the Fund Summary and appears later in the Prospectus.

Response:	This information has been removed from the Prospectus in response to this comment.

Comment 6:
The Fund has a policy of investing 80% of its net assets in certain types of securities must have disclosure that the 80% policy can be changed without   shareholder approval upon  60  days'  notice to shareholders if such 80% policy is non-fundamental. This disclosure does not appear under "Principal Strategies" along with the Fund's 80% investment policy.

Response:
Registrant believes that the current disclosure for the Fund is adequate because this information is provided under "Additional Information about the Funds' Risks and Investments – Additional Risks and Other Considerations – Changes in Investment Objectives and Policies."

Comment 7:
Review disclosures for the Fund to ensure appropriate risks are disclosed. The Staff notes that references under "Principal Strategies" to mortgage-related securities and inflation-indexed securities do not have corresponding risk disclosures.

Response:
Registrant has revised the disclosure under "Principal Strategies" in the Prospectus in response to this comment and believes that the risks of investing in the Fund are adequately reflected under "Principal Risks" and "Additional Information about the Fund's Risks and Investments" in the Prospectus.

Comment 8:
As described in the Letter to the Investment Company Institute from Barry Miller dated July 30, 2010 (the "ICI Letter"), derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by a fund and specific as to the fund's intent.  Please ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:	Registrant believes that the current disclosure is consistent with the ICI Letter.

Comment 9:	Disclosure states that the Fund has an 80% investment policy and may invest in derivatives. Will derivatives count towards the 80% investment bucket, and, if so, how will such derivatives be valued?

Response:
The Fund counts derivatives as part of its 80% investment bucket, and for such purpose derivative positions are valued based on market value.  Clarifying disclosure has been added under "Principal Strategies" in the Prospectus.

Additional Information About the Fund's Risks and Investments

Comment 10:
Please separate investment practices and related risks into two sections, with Principal Strategies and/or Risks first. Note IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure ("IM Guidance Update 2014-08").

Response:
Registrant has reviewed IM Guidance Update 2014-08. The Fund's principal strategies and risks are identified in the Fund summary section of the prospectus. General Instruction C.3(a) to Form N-1A states that "Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." This instruction permits the Fund to include and expand on information discussed in response to Item 4 and does not require that such information be identified again as a principal strategy or risk. Registrant believes that it has identified the principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

Additional Risks and Other Considerations

Comment 11:
Please clarify under "Additional Risks and Other Considerations" whether disclosure in this section discusses Principal and/or Non-Principal Strategies and Risks. In doing so, if Principal and Non-Principal Strategies and Risks are described, please delineate into two sections with Principal Strategies and/or Risks first. Note IM Guidance Update No. 2014-08.

Response:	Please see response to Comment 10.

Management of the Fund

Comment 12:
Review the disclosure describing the fulcrum fee, in particular with respect to the performance adjustment, to ensure it is clear that such performance adjustment is calculated and accrued daily, given other disclosures stating that performance is measured over a specific performance period.

Response:
Registrant has reviewed such disclosure in its entirety for clarity after eliminating the disclosure in footnotes (a) and (c) of the operating expenses table referencing the Performance Period, in response to Staff comments. Registrant notes that the daily calculation and accrual of the performance adjustment is disclosed immediately after the first disclosure of Performance Period, and that subsequent disclosure explains that payment of the total Management fee (less minimum fees paid and any fee waivers) is made at the end of the Performance Period. Registrant further notes that the elimination of discussion of the Performance Period in footnotes to the operating expenses table has further centralized the discussion of the fulcrum fee in the "Management of the Fund" section.  Registrant believes this centralized discussion of the fulcrum fee adequately describes the operation of the fee.

Comment 13:	In the discussion of the fulcrum fee, review the sentence describing the maximum performance adjustment to ensure the proper numbers and defined term is used, namely "Index Hurdle."

Response:
Registrant has reviewed such disclosure and confirms the disclosure is accurate.  Registrant notes that the performance level at which the maximum performance adjustment is achieved is described in comparison to the Fund's benchmark, not the Index Hurdle.

Comment 14:	Confirm the disclosure under "Management of the Fund – Investment Adviser –"Calculation of Performance Adjustment for the Fund" is accurate.

Response:	Registrant has reviewed the disclosure and the text of Rule 205-1 under the Investment Advisers Act of 1940 and confirms the disclosure is accurate.

SAI

Comment 15:
Please provide additional disclosure in the "Investment Restrictions" section relating to the Investment Company Act of 1940 and applicable laws that describes the limitations on Fund investments in greater detail.

Response:
Registrant believes that the disclosure appropriately reflects the Fund's fundamental and non-fundamental investment policies as approved by its Board of Directors. The SAI has not been revised in response to this comment.

Comment 16:	Review the section "Management of the Fund – Advisory Agreement and Expenses" to ensure that disclosure provided relates only to the classes offered by the Fund.

Response:	Registrant has reviewed and revised this section in response to this comment.

Comment 17:	Review the section "Management of the Fund – Board of Directors Information – Board Committees" to ensure that meeting information is accurately reflected.

Response:	Registrant confirms that such information is accurate.

Comment 18:	Review the section "Portfolio Transactions" to ensure Form N-1A Item 21(c) discussion is included.

Response:	Registrant has reviewed this section and confirms this section complies with Item 21(c) regarding brokerage selection.

Comment 19:
Review the section "Portfolio Transactions – Disclosure of Portfolio Holdings" to ensure that information on the disclosure of portfolio holdings of the Fund complies with Item 16(f) of Form N-1A, in particular Item 16(f)(iii) requiring disclosure of the length of the lag, if any, between the date of the information and the date on which the information is disclosed.

Response:
Registrant has reviewed this section for compliance with Item 16(f), in particular Item 16(f)(iii). Registrant notes that the disclosure states that complete portfolio holdings are posted on the Adviser's website with an approximate 30-day lag.   The disclosure also describes other circumstances under which portfolio holdings are made available to third parties including the Fund's independent auditor, financial printer service provider and proxy voting service provider.  The disclosure states that "information may be provided to these parties at any time with no lag."

PART C

Comment 20:	Include all exhibits in the post-effective amendment filing, including fund service agreements such as the Fund advisory agreement.

Response:	Registrant will include all exhibits in its post-effective amendment, including the Fund advisory agreement.

*          *          *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Lancelot A. King
Lancelot A. King

cc:          Emilie D. Wrapp, Esq.
   Eric C. Freed, Esq.
   Paul M. Miller, Esq.